Exhibit 99.3

CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 25, 2015, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2014 and should be read in conjunction with the December 31, 2014 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, expected average production levels until July 2015 and anticipated increase to production levels in July, 2015; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities; effect of commodity price risk management activities on the Corporation, including cash flows and sales; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; expected timing of rig release, service and receipt of regulatory approvals for Advantage's water disposal well and the effect of such water disposal well on water handling capacity at Glacier and third party costs; terms of the Corporation's equity compensation plans; estimated tax pools at December 31, 2014; terms of the Corporation's credit facilities, including timing of next review of the credit facilities; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; future commitments and contractual obligations; the Corporation's strategy for managing its capital structure, including the use of equity and debt financing arrangements, adjusting capital spending, disposing of assets and the use of financial and operational forecasting processes to facilitate management of the Corporation's capital structure; the timing of reviews of capital structure and forecast information by management and the Board; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's plans to fund the majority of its capital expenditures for the year ended December 31, 2015 from funds from operations; the Corporation's forecasted debt to trailing funds from operations ratio; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; Advantage's expectation that its current inventory of wells can maintain production at the levels disclosed herein through to completion of the Corporation's plant expansion at Glacier; anticipated timing of completion of the Corporation's plant expansion at Glacier; targeted level of production from Advantage's Phase VII program and the anticipated timing of achievement thereof; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a return to the Corporation's shareholders; Advantage's focus on development of the natural gas resource play at Glacier, including the anticipated timing of completion of the various phases of Advantage's development program at Glacier and expected timing of well completions; and the statements under "critical accounting estimates" in this MD&A. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Disposition of Longview and Discontinued Operations

Advantage owned 21,150,010 common shares of Longview Oil Corp. (“Longview”) prior to February 28, 2014, representing an interest of approximately 45.1% of Longview. Since Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, prior to February 28, 2014, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. On February 28, 2014, Advantage sold the 21,150,010 common shares of Longview at a price of $4.45 per share and received net proceeds of $90.2 million, all of which were used to reduce existing bank indebtedness. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014.

Given that the Longview legal entity was an operating segment, the financial results for the Advantage legal entity are presented as “continuing operations” and for the Longview legal entity are presented as “discontinued operations” for all periods in the consolidated financial statements, as required by IFRS. This presentation has been consistently applied throughout this MD&A on a similar basis with the term “continuing operations” referring to the Advantage legal entity and “discontinued operations” referring to the Longview legal entity.

Advantage Oil & Gas Ltd. - 2

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2014	2013	% change	2014	2013	% change
Cash provided by operating activities - continuing operations	$48,218	$42,488	13%	$169,907	$99,366	71%
Expenditures on decommissioning liability	367	1,152	(68)%	446	4,664	(90)%
Changes in non-cash working capital	(6,901)	(16,644)	(59)%	3,924	(6,623)	(159)%
Finance expense (1)	(2,502)	(3,174)	(21)%	(10,267)	(12,097)	(15)%
Funds from operations - continuing operations	$39,182	$23,822	64%	164,010	85,310	92%
Funds from operations - discontinued operations	-	13,740	(100)%	10,019	63,195	(84)%
Funds from operations	$39,182	$37,562	4%	$174,029	$148,505	17%

(1) Finance expense excludes non-cash accretion expense.

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FINANCIAL AND OPERATING REVIEW – CONTINUING OPERATIONS

Overview

	Three months ended				Year ended
	December 31				December 31
	2014		2013		2014		2013
	($000)	per mcfe	($000)	per mcfe	($000)	per mcfe	($000)	per mcfe
Natural gas and liquids sales	$47,186	$3.82	$32,546	$3.25	$215,653	$4.49	$140,090	$3.28
Realized gains (losses) on derivatives	(777)	(0.06)	1,758	0.18	(12,550)	(0.26)	2,853	0.07
Royalties	(2,209)	(0.18)	(1,523)	(0.15)	(10,076)	(0.21)	(7,534)	(0.18)
Operating expense	(4,184)	(0.34)	(2,772)	(0.28)	(15,412)	(0.32)	(20,515)	(0.48)
Operating income and operating netbacks	40,016	3.24	30,009	3.00	177,615	3.70	114,894	2.69
General and administrative (1)	(1,371)	(0.11)	(3,932)	(0.39)	(7,426)	(0.15)	(19,246)	(0.45)
Finance expense (2)	(2,502)	(0.20)	(3,174)	(0.32)	(10,267)	(0.21)	(12,097)	(0.28)
Other income (3)	3,039	0.25	919	0.09	4,088	0.09	1,759	0.04
Funds from operations and cash netbacks	$39,182	$3.18	$23,822	$2.38	$164,010	$3.43	$85,310	$2.00
Per basic weighted average share	$0.23		$0.14		$0.97		$0.51

(1) General and administrative expense excludes share based compensation.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended December 31, 2014, Advantage realized a 64% increase in funds from operations to $39.2 million and a 34% increase in cash netbacks to $3.18 per mcfe, as compared to the fourth quarter of 2013. Funds from operations for the year ended December 31, 2014, increased 92% to $164.0 million and cash netbacks increased 72% to $3.43 per mcfe, as compared to the same period of 2013. On a per share basis, funds from operations increased 64% and 90% to $0.23 and $0.97 for the three months and year ended December 31, 2014, respectively. The increased funds from operations and cash netbacks were driven by Glacier production growth, higher natural gas prices and a lower total cash cost structure. Glacier production during the three months and year ended December 31, 2014 was 23% and 25% higher than the same periods of 2013, as we continue to execute on our multi-year development plan. AECO daily prices during the three months and year ended December 31, 2014 was 2% and 41% higher than the same periods of 2013. We have also achieved an industry leading low cost structure whereby total cash costs for the year ended December 31, 2014, including royalties, operating expense, general and administrative expense, and finance expense have been reduced by 36% to $0.89 per mcfe as compared to 2013. The lower total cash cost structure resulted from transforming Advantage into a pure play Montney producer with a single focus on development of our Glacier, Alberta area.

Advantage has disposed of substantially all non-core assets to focus on continued development of its core Glacier Montney natural gas asset. Net cash proceeds received from all disposition transactions were used to reduce outstanding bank indebtedness. The disposition transactions have had a pervasive impact on the financial and operating results and financial position of Advantage such that historical financial and operating performance may not be indicative of actual future performance.

Advantage Oil & Gas Ltd. - 4

Natural Gas and Liquids Sales and Hedging

	Three months ended			Year ended
	December 31			December 31
($000)	2014	2013	% change	2014	2013	% change
Natural gas sales	$46,446	$31,984	45%	$210,444	$126,038	67%
Realized gains (losses) on derivatives	(777)	1,758	(144)%	(12,550)	2,837	(542)%
Natural gas sales including hedging	45,669	33,742	35%	197,894	128,875	54%
Liquids sales	740	562	32%	5,209	14,052	(63)%
Realized gain on derivative	-	-	-%	-	16	(100)%
Liquids sales including hedging	740	562	32%	5,209	14,068	(63)%
Total (1)	$46,409	$34,304	35%	$203,103	$142,943	42%

(1) Total excludes unrealized derivative gains and losses.

Total sales excluding hedging for the three months ended December 31, 2014 was $47.2 million, an increase of $14.6 million or 45%, and for the year ended December 31, 2014 was $215.7 million, an increase of $75.6 million or 54%, when compared to the same periods of 2013. The increase in sales has been attributable to improved natural gas prices and higher natural gas production.

Production

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
Natural gas (mcf/d)	133,433	108,260	23%	130,627	113,947	15%
Liquids (bbls/d)	113	79	43%	159	507	(69)%
Total - mcfe/d	134,111	108,734	23%	131,581	116,989	12%
- boe/d	22,352	18,122	23%	21,930	19,498	12%
Natural gas (%)	99%	100%		99%	97%
Liquids (%)	1%	-%		1%	3%

Production for the fourth quarter of 2014 increased 23% as compared to the fourth quarter of 2013. Glacier production increased 25% during the year ended December 31, 2014 as compared to 2013 but was partially offset by non-core conventional asset sales of approximately 12 mmcfe/d which closed in April 2013. We expect production to average approximately 130 mmcfe/d to 135 mmcfe/d until July 2015 when production is scheduled to increase to 183 mmcfe/d according to our 2015 Guidance and Development Plan Update news release, issued February 17, 2015.

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Commodity Prices and Marketing

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$3.78	$3.21	18%	$4.41	$3.03	46%
Natural gas, including hedging ($/mcf)	$3.72	$3.39	10%	$4.15	$3.10	34%
Liquids, including hedging ($/bbl)	$71.35	$77.01	(7)%	$89.84	$76.01	18%

Benchmark Prices
AECO daily ($/mcf)	$3.61	$3.52	2%	$4.47	$3.18	41%
NYMEX ($US/mmbtu)	$3.95	$3.63	9%	$4.38	$3.67	19%
Edmonton Light ($/bbl)	$75.54	$86.88	(13)%	$94.50	$93.43	1%

Advantage’s current production from Glacier is approximately 99% natural gas. Realized natural gas prices, excluding hedging, increased significantly as compared to 2013, corresponding to the increase in AECO prices. Natural gas prices remained low throughout much of 2013 due to a stronger supply to demand situation. Prices improved dramatically during early 2014 as a result of an extremely cold 2013/2014 winter that increased demand and reduced North American storage levels well below the five-year average. During the second half of 2014, natural gas prices decreased due to the continued strength of U.S. storage injections caused by record supply levels and reduced demand from a moderate 2014 summer followed by a mild 2014/2015 winter. Advantage has hedged approximately 57% of forecast production, net of royalties, for calendar 2015 at an average natural gas price of $3.86/mcf to support our Glacier development plan.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivatives for the purpose of hedging and has mitigated commodity price risk by entering natural gas hedging contracts to March 31, 2017 in support of our Glacier multi-year development plan. Our Credit Facilities allow Advantage to hedge up to 65% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our current hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO ($Cdn.)
Q1 2015 to Q4 2015	82.9 mmcf/d	57%	$3.86/mcf
Q1 2016 to Q4 2016	84.1 mmcf/d	46%	$3.69/mcf
Q1 2017	80.6 mmcf/d	42%	$3.65/mcf

A summary of realized and unrealized hedging gains and losses for the three months and year ended December 31, 2014 and 2013 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2014	2013	% change	2014	2013	% change
Realized gains (losses) on derivatives	$(777)	$1,758	(144)%	$(12,550)	$2,853	(540)%
Unrealized gains (losses) on derivatives	55,243	(11,472)	(582)%	47,786	(6,043)	(891)%
Total gains (losses) on derivatives	$54,466	$(9,714)	(661)%	$35,236	$(3,190)	(1,205)%

For the three months and year ended December 31, 2014, we realized derivative losses as a result of higher natural gas prices as compared to our average hedge prices. For the year ended December 31, 2014, $47.8 million was recognized in income as an unrealized derivative gain (December 31, 2013 – $6.0 million unrealized derivative loss), being the increase in fair value to a net derivative asset of $46.6 million at December 31, 2014 as compared to a net derivative liability at December 31, 2013. The fair value of the net derivative asset is the estimated value to settle the contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These derivative contracts will settle from January 1, 2015 to March 31, 2017 corresponding to when the Corporation will recognize sales from production.

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Royalties

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
Royalties ($000)	$2,209	$1,523	45%	$10,076	$7,534	34%
per mcfe	$0.18	$0.15	20%	$0.21	$0.18	17%
Royalty Rate (percentage of natural gas and liquids sales)	4.7%	4.7%	-%	4.7%	5.4%	(0.7)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Our average corporate royalty rates are impacted by well depths, well production rates, commodity prices, and gas cost allowance. The expected royalty rate for the life of a Glacier Upper and Lower Montney horizontal well is approximately 5% before gas cost allowance due to industry provincial incentive programs. Total royalties paid during the three months and year ended December 31, 2014 are higher than 2013 due to stronger natural gas prices and increased natural gas production while the overall royalty rate has decreased slightly.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
Operating expense ($000)	$4,184	$2,772	51%	$15,412	$20,515	(25)%
per mcfe	$0.34	$0.28	21%	$0.32	$0.48	(33)%

For the year ended December 31, 2014, operating expense was $0.32/mcfe, a decrease of 33% as compared to 2013. Operating costs have decreased with the disposition of higher cost non-core assets and due to the increased production from our 100% owned Glacier gas plant. Operating expense per mcfe for the fourth quarter of 2014 was $0.34/mcfe due to higher third party water disposal and trucking costs resulting from the flowback of additional water from well completions.

General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
General and administrative expense
Cash expense ($000)	$1,371	$3,932	(65)%	$7,426	$19,246	(61)%
per mcfe	$0.11	$0.39	(72)%	$0.15	$0.45	(67)%
Share based compensation ($000)	$577	$656	(12)%	$2,153	$5,180	(58)%
per mcfe	$0.05	$0.07	(29)%	$0.04	$0.12	(67)%
Total general and administrative expense ($000)	$1,948	$4,588	(58)%	$9,579	$24,426	(61)%
per mcfe	$0.16	$0.46	(65)%	$0.19	$0.57	(67)%
Employees at December 31				27	80	(66)%

Cash general and administrative (“G&A”) expense has decreased as significant cost efficiencies were realized with the non-core asset dispositions and termination of the Technical Services Agreement with Longview on February 1, 2014 whereby Advantage had previously provided the necessary personnel and technical services to manage Longview's business. Cash G&A in 2013 included one-time costs including retention and staff rationalization associated with the asset dispositions and costs incurred during Advantage’s strategic alternatives review process that commenced in early 2013 and was concluded on February 4, 2014.

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Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long term compensation to service providers. Share based compensation for the three months and year ended December 31, 2014 has decreased as a result of staff rationalization. As at December 31, 2014, a total of 5.1 million stock options and 0.4 million performance awards are unexercised which represents only 3.3% of the 10% of Advantage’s total outstanding common shares which are eligible to be granted to service providers.

Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
Depreciation expense ($000)	$21,329	$17,958	19%	$85,460	$72,140	18%
per mcfe	$1.73	$1.80	(4)%	$1.78	$1.69	5%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. Depreciation expense was higher during 2014 due to the continued increase in production at Glacier. The rate of depreciation expense recognized at Glacier decreased in 2014 as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of production additions. Depreciation expense per mcfe was modestly lower during the year ended December 31, 2013 as Advantage ceased depreciation of assets held for sale for the period of January 1, 2013 to April 30, 2013.

Finance Expense

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
Finance expense
Cash expense ($000)	$2,502	$3,174	(21)%	$10,267	$12,097	(15)%
per mcfe	$0.20	$0.32	(38)%	$0.21	$0.28	(25)%
Accretion expense ($000)	$1,124	$1,123	-%	$4,525	$6,128	(26)%
per mcfe	$0.09	$0.11	(18)%	$0.09	$0.14	(36)%
Total finance expense ($000)	$3,626	$4,297	(16)%	$14,792	$18,225	(19)%
per mcfe	$0.29	$0.43	(33)%	$0.30	$0.42	(29)%

Bank indebtedness ($000)				$109,970	$153,697	(28)%

Cash finance expense from interest on bank indebtedness and the convertible debenture have decreased compared to 2013, due to the lower average bank indebtedness. Our bank indebtedness outstanding as at December 31, 2014 was $110.0 million, a decrease of $43.7 million from December 31, 2013. The Corporation’s interest rates on bank indebtedness have decreased due to the lower debt to cash flow ratios as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee.

Accretion expense represents non-cash charges that increase the carrying value of the convertible debenture and decommissioning liability as a result of the passage of time. The convertible debenture outstanding at December 31, 2014 matured on January 30, 2015, and was settled from the Credit Facilities. Accretion expense for the year ended December 31, 2014 is lower than 2013 as the decommissioning liability decreased in April 2013 with the closing of non-core asset sales.

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Other Income (Expense)

	Three months ended			Year ended
	December 31			December 31
($000)	2014	2013	% change	2014	2013	% change
Interest income - Questfire Debenture	$-	$492	(100)%	$455	$1,312	(65)%
Accretion income - Questfire Debenture	-	569	(100)%	557	1,516	(63)%
Loss on disposition - Questfire Debenture	-	-	-%	(13,833)	-	100%
Unrealized gain (loss) - Questfire Class B Shares	-	(750)	(100)%	150	(900)	(117)%
Gain (loss) on sale of assets	-	505	(100)%	(1,489)	(6,354)	(77)%
Miscellaneous income	3,039	427	612%	3,633	447	713%
	$3,039	$1,243	144%	$(10,527)	$(3,979)	165%

Advantage recognized interest and accretion income earned on the Questfire Debenture from April 2013 up to the first quarter of 2014, the time during which we owned the Debenture. During the first quarter of 2014, Advantage accepted a proposal from Questfire to redeem the Questfire Debenture for an aggregate purchase price of $13.6 million and Advantage recognized a loss of $13.8 million representing the difference from the carrying value. Advantage also accepted a Questfire offer to purchase by way of issuer bid, all of the Class B Shares at a price of $2.60 per share. Advantage received $3.9 million in the second quarter of 2014 for the Class B Shares and recognized a net gain of $0.2 million. Advantage recognized a loss of $1.5 million in the second quarter related to the finalization of the gain and loss calculations attributable to non-core asset dispositions that closed in 2013. During the fourth quarter of 2014, Advantage settled a dispute with a former joint venture partner related to properties which Advantage had disposed. The effect of this settlement resulted in net funds received by Advantage of $3.0 million.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2014, the Corporation recognized a deferred income tax expense of $30.4 million as a result of the $105.0 million income before taxes from continuing operations. As at December 31, 2014, the Corporation had a deferred income tax liability balance of $33.4 million.

Estimated tax pools at December 31, 2014, are as follows:

($ millions)

Canadian Development Expenses	$219
Canadian Exploration Expenses	66
Canadian Oil and Gas Property Expenses	3
Non-capital losses	734
Capital losses	158
Undepreciated Capital Cost	169
Other	10
$1,359

Advantage Oil & Gas Ltd. - 9

Net Income (Loss) and Comprehensive Income (Loss) from Continuing Operations

	Three months ended			Year ended
	December 31			December 31
	2014	2013	% change	2014	2013	% change
Net income (loss) and comprehensive income (loss) from continuing operations ($000)	$53,682	$(6,273)	(956)%	$74,597	$(8,297)	(999)%
per share - basic and diluted	$0.32	$(0.04)	(900)%	$0.44	$(0.05)	(980)%

Advantage’s net income from continuing operations for 2014 has increased significantly as compared to 2013 primarily due to higher funds from operations attributable to increased Glacier production, stronger natural gas prices and a lower cost structure. All reporting periods were affected by derivative gains and losses from our ongoing commodity price risk management activities. For the year ended December 31, 2014, Advantage has recognized total gains on derivatives of $35.2 million as compared to a $3.2 million total loss on derivatives for the same period of 2013. One-time non-cash losses of approximately $15.2 million were recognized on disposition of Questfire investments and non-core properties in the first half of 2014.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2015	2016 & 2017	2018 & 2019	2020	After 2020
Building leases	$5.2	$1.1	$2.3	$1.8	$-	$-
Pipeline/transportation	119.5	17.1	37.7	31.3	9.6	23.8
Bank indebtedness (1) - principal	110.3	-	110.3	-	-	-
- interest	10.1	6.8	3.3	-	-	-
Convertible debenture (2) - principal	86.3	86.3	-	-	-	-
- interest	2.1	2.1	-	-	-	-
Total contractual obligations	$333.5	$113.4	$153.6	$33.1	$9.6	$23.8

(1)	As at December 31, 2014, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2015. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.
(2)	As at December 31, 2014, Advantage had an $86.2 million convertible debenture outstanding that was convertible to common shares based on an established conversion price. The convertible debenture matured on January 30, 2015, and was settled from the Credit Facilities.

Advantage Oil & Gas Ltd. - 10

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	December 31, 2014
Bank indebtedness (non-current)	$109,970
Working capital deficit (1)	57,264
Net debt	167,234
Convertible debenture maturity value (current)	86,250
Total debt	$253,484
Shares outstanding	170,067,650
Shares closing market price ($/share)	$5.56
Market capitalization (2)	$945,576

Total capitalization	$1,199,060

Total debt to funds from operations (3)	1.5

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.
(3)	Total debt is a non-GAAP measure that includes bank indebtedness, working capital deficit and the convertible debenture maturity value. Total debt to funds from operations is calculated by dividing total debt by funds from operations.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital deficit, bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due and has $290 million available on our $400 million credit facility at December 31, 2014. For the year ended December 31, 2015, we will be funding our capital expenditures from funds from operations and our Credit Facilities, and have estimated that our total debt to trailing funds from operations ratio will be approximately 2.1 based on a $2.50/GJ natural gas price. We will continue to be very cognizant of maintaining financial flexibility in the current environment.

Shareholders’ Equity and Convertible Debentures

As at December 31, 2014, Advantage had 170.1 million common shares outstanding. During 2014, Advantage issued 1.7 million common shares to service providers in exchange for the exercise of 7.4 million stock options including 5.0 million stock options that vested during 2013 but could not be exercised due to trading blackout restrictions imposed by the previous strategic review process that was terminated on February 4, 2014. Additionally, 4.3 million stock options were forfeited/cancelled in 2014 due to staff rationalization associated with the asset dispositions. For the year ended December 31, 2014, 3.8 million stock options and 0.4 million performance awards were granted to service providers with a vesting term of three years. As at December 31, 2014, a total of 5.1 million stock options and 0.4 million performance awards are unexercised which represents only 3.3% of the 10% of Advantage’s total outstanding common shares which are eligible to be granted to service providers. As at March 25, 2015, Advantage had 170.3 million common shares outstanding.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at December 31, 2014 that were convertible to 10.0 million common shares based on the applicable conversion price (December 31, 2013 - $86.2 million outstanding and convertible to 10.0 million common shares). The convertible debentures matured on January 30, 2015 and was settled from the Credit Facilities.

Advantage Oil & Gas Ltd. - 11

Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2014, Advantage had bank indebtedness outstanding of $110.0 million. Bank indebtedness has decreased $43.7 million since December 31, 2013 due to net proceeds received from the disposition of investments in Longview and Questfire, and strong funds from operations. Advantage’s credit facilities borrowing base is $400 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. The next annual review is scheduled to occur in June 2015. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficiency of $57.3 million as at December 31, 2014, an increase from the prior quarter due to the relatively high level of capital expenditure activity underway at December 31, 2014. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our continuing capital development activities. We do not anticipate any problems in satisfying the working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2014	2013	2014	2013
Drilling, completions and workovers	$66,144	$65,182	$195,802	$135,507
Well equipping and facilities	20,292	4,257	37,662	12,977
Land and seismic	-	31	-	55
Expenditures on property, plant and equipment	86,436	69,470	233,464	148,539
Expenditures on exploration and evaluation assets	650	42	3,237	6,831
Proceeds from property dispositions (1)	-	(505)	-	(52,903)
Net capital expenditures (2)	$87,086	$69,007	$236,701	$102,467

(1) Proceeds from property dispositons represents the net cash proceeds and excludes all other forms of consideration.

(2) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage invested $233.5 million on property, plant and equipment at Glacier for the year ended December 31, 2014. We ramped up our capital development program at Glacier in the third quarter of 2013 resulting in additional production during the first quarter of 2014, and we reached our target of 135 mmcfe/d in March 2014. We have since maintained production between 130 mmcfe/d and 135 mmcfe/d. Enhanced well performance and lower production declines from wells drilled have exceeded expectations. The last well from our most recent capital program is now not anticipated to be required to be placed on production until July 2015.

Our most recent capital program consisted of drilling 33 new Montney wells, and was designed to grow production at Glacier to 183 mmcfe/d including 900 bbls/d of natural gas liquids by July 2015. Drilling commenced in March 2014 with one rig drilling through spring breakup and then increasing to three drilling rigs in July 2014. All 33 Montney wells have now been drilled and rig released and 22 of the 33 wells have been completed and will be available to increase production to our target volume of 183 mmcfe/d in July 2015 and hold production at that level until the first quarter of 2016. The remaining 11 wells will be completed and brought on production as required in 2016. First quarter 2015 activity, which consisted of drilling 10 wells and completing 6 wells is included as part of the Corporation’s 2015 capital budget.

Advantage’s 100% owned Glacier gas plant is currently being expanded with commissioning expected in July 2015. Processing capacity is being expanded to 250 mmcf/d including 70 mmcf/d of spare capacity to meet future production growth in 2016 and 2017. Additionally, the plant will be capable of processing varying amounts of dry and liquids rich gas production with the installation of natural gas liquids extraction and condensate stabilization equipment.

In 2014 Advantage acquired 9 additional sections of land with Lower Doig/Montney rights in the greater Glacier area. Advantage now holds a total of 129 sections (82,560 acres) of either Lower Doig or Montney rights.

Firm service transportation commitments have been secured to coincide with Advantage’s 2016 production target of 205 mmcfe/d.

Advantage Oil & Gas Ltd. - 12

Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2014 and 2013 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2014	2013
Sources of funds
Funds from operations	$164,010	$85,310
Disposition of Longview investment	90,153	-
Disposition of Questfire investments	17,500	-
Change in non-cash working capital and other	7,830	16,390
Dividends received from Longview	1,692	12,691
Property dispositions	-	52,903
	$281,185	$167,294
Uses of funds
Expenditures on property, plant and equipment	$233,464	$148,539
Decrease in bank indebtedness	44,038	7,260
Expenditures on exploration and evaluation assets	3,237	6,831
Expenditures on decommissioning liability	446	4,664
	$281,185	$167,294

The increased funds from operations combined with proceeds from the disposition of investments in Longview and Questfire were used to fund capital expenditures and repay a significant portion of bank indebtedness. Bank indebtedness has been significantly reduced and we monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

FINANCIAL AND OPERATING REVIEW – DISCONTINUED OPERATIONS

The following financial and operating highlights for Longview to February 28, 2014 have been presented to provide additional information with respect to the Longview segment prior to disposition.

	Year ended
	December 31
	2014 (1)	2013
Production (boe/d)	5,622	5,953
Funds from operations ($000)	$9,693	$63,195
Net capital expenditures ($000)	$19,092	$38,696
Net income (loss) and comprehensive income (loss) from discontinued operations ($000)	$(58,894)	$4,915
per share - basic and diluted	$(0.35)	$0.03

(1)	Represents the financial and operating results for the Longview segment for the 59 days from January 1, 2014 to February 28, 2014.

Financial and operating results from Longview for 2014 are significantly impacted, particularly the reduction in funds from operations, as it only represents 59 days due to the disposition of Longview on February 28, 2014 as opposed to the 365 days for the year ended December 31, 2013. Advantage has recognized a consolidated net loss of $58.9 million from the Longview segment during the first quarter of 2014 due to a $58.8 million loss on disposition as the net proceeds received by Advantage were less than the carrying value of the net assets.

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Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012

Continuing Operations - Advantage
Total sales (before royalties) ($000)	$215,653	$140,090	$129,131
Net income (loss) ($000)	$74,597	$(8,297)	$(85,766)
per share - basic and diluted	$0.44	$(0.05)	$(0.51)
Total assets ($000)	$1,454,767	$1,309,543	$1,424,010
Long term financial liabilities ($000) (1)	$110,482	$236,151	$239,724

Discontinued Operations - Longview
Total sales (before royalties) ($000)	$24,715	$149,652	$139,774
Net income (loss) ($000)	$(58,894)	$4,915	$(3,359)
per share - basic and diluted	$(0.35)	$0.03	$(0.02)
Total assets ($000)	$-	$455,701	$489,786
Long term financial liabilities ($000) (1)	$-	$117,642	$111,895

(1) Long term financial liabilities exclude derivative liability, decommissioning liability and deferred income tax liability.

Advantage Oil & Gas Ltd. - 14

Quarterly Performance

	2014				2013
($000, except as otherwise indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Continuing Operations - Advantage
Daily production
Natural gas (mcf/d)	133,433	131,553	134,912	122,481	108,260	111,518	116,469	119,692
Liquids (bbls/d)	113	161	200	164	79	105	554	1,308
Total (mcfe/d)	134,111	132,519	136,112	123,465	108,734	112,148	119,793	127,540
Average prices
Natural gas ($/mcf)
Excluding hedging	$3.78	$4.03	$4.71	$5.21	$3.21	$2.46	$3.47	$2.98
Including hedging	$3.72	$3.80	$4.27	$4.89	$3.39	$2.63	$3.35	$3.04
AECO daily	$3.61	$4.02	$4.69	$5.59	$3.52	$2.45	$3.55	$3.20
Liquids ($/bbl)
Including hedging	$71.35	$83.14	$102.41	$94.10	$77.01	$95.13	$73.22	$75.58
Edmonton Light ($/bbl)	$75.54	$97.07	$105.65	$99.99	$86.88	$104.96	$92.99	$88.78
Total sales including realized hedging	$46,409	$47,190	$54,265	$55,239	$34,304	$27,857	$39,184	$41,598
Net income (loss)	$53,682	$14,201	$24,330	$(17,616)	$(6,273)	$(3,187)	$6,543	$(5,380)
per share - basic and diluted	$0.32	$0.08	$0.14	$(0.10)	$(0.04)	$(0.02)	$0.04	$(0.03)
Funds from operations	$39,182	$36,818	$42,561	$45,449	$23,822	$16,516	$23,488	$21,484

Discontinued Operations - Longview
Total sales including realized hedging	$-	$-	$-	$23,237	$33,721	$38,234	$37,179	$33,729
Net income (loss)	$-	$-	$-	$(58,894)	$870	$1,845	$1,799	$401
per share - basic and diluted (1)	$-	$-	$-	$(0.35)	$0.01	$0.01	$0.01	$-
Funds from operations	$-	$-	$-	$9,693	$13,740	$17,959	$16,683	$14,813

(1) Per share amounts based on weighted average basic and diluted shares outstanding of Advantage Oil & Gas Ltd.

The table above highlights the Corporation’s performance for the fourth quarter of 2014 and also for the preceding seven quarters for both continuing and discontinued operations. Production during the first quarter of 2013 reflects the last full interim period in which Advantage owned non-core assets. As of April 30, 2013, the sale of these non-core assets was completed and Advantage was transformed into a pure play Montney producer with a single focus on development of our Glacier, Alberta area. Accordingly, production was lower from the second to fourth quarters of 2013. We ramped up our capital development program at Glacier in the third quarter of 2013 resulting in additional production during the first quarter of 2014, and we reached our target of 135 mmcfe/d in March 2014. Currently, Advantage has an inventory of 33 wells drilled from our most recent capital program. We have in excess of 185 mmcf/d of first month productivity from 22 completed wells and a number of older wells which are currently shut-in due to plant capacity constraints. These standing wells will be utilized to increase production to 183 mmcfe/d in July 2015 and are capable of sustaining production to early 2016. The remaining 11 wells drilled from our 2014 program will be completed and brought on production as required in 2016.

During the third quarter of 2013, sales and funds from operations decreased due to significant reductions in AECO prices that impacted the entire Alberta natural gas industry. Sales and funds from operations increased dramatically in 2014 primarily attributable to improved natural gas prices and production growth. In 2013, Advantage has reported net losses primarily driven by weak natural gas prices. In the first quarter of 2014, Advantage recognized a $13.8 million loss on redemption of the Questfire Debenture and a $58.8 million loss on disposition of the Longview operating segment as the net proceeds received by Advantage were less than the carrying value of the net assets. As a pure Montney producer Advantage now has a much simpler capitalization structure and a strong balance sheet to continue its multi-year development plan. Advantage’s production growth at Glacier has resulted in increased total sales including realized hedging, net income and funds from operations from the second quarter of 2014 to the fourth quarter of 2014.

Advantage Oil & Gas Ltd. - 15

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes, the provision for decommissioning liability costs and related accretion expense and the fair values initially assigned to the convertible debentures liability and equity components are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the year ended December 31, 2014.

Accounting Pronouncements not yet Adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are evaluated as to whether we expect changes to our financial reporting when they become effective. As at March 25, 2015, we do not expect any of the standards issued but not effective to result in changes to our current financial reporting when they become effective.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DC&P as at December 31, 2014. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DC&P are effective as of the end of the year, in all material respects.

Advantage Oil & Gas Ltd. - 16

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the financial year end December 31, 2014, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2014. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 25, 2015

Advantage Oil & Gas Ltd. - 17